UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

VITAE PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

92847N103

(CUSIP Number)

Attention: General Counsel

Venrock Associates III, LP

Venrock Associates

Venrock Entrepreneurs Fund III, L.P.

Venrock Management III, LLC

VEF Management III, LLC

3340 Hillview Avenue

Palo Alto, CA 94304

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92847N103

1.	Names of Reporting Persons. Venrock Associates III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒(1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,354,203(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,354,203(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,354,203(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.6%(3)
14.	Type of Reporting Person (See Instructions) PN

(1)	Venrock Associates III, L.P. (“VA III”), Venrock Associates and Venrock Entrepreneurs Fund III, L.P. (“VEF III”) (collectively, the “Venrock Entities”) and the general partner of VA III and VEF III, respectively, Venrock Management III, LLC and VEF Management III, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D.
(2)	As described in Item 5 below, the Venrock Entities and the Venrock GPs beneficially own 2,354,203 shares of Common Stock of the Issuer and each shares voting and dispositive power of such shares.
(3)	This percentage is calculated based upon 17,371,387 outstanding Common Stock of the Issuer, which were outstanding as of September 24, 2014, as reported in the prospectus filed by the Issuer on September 24, 2014 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended.

CUSIP No. 92847N103

1.	Names of Reporting Persons. Venrock Associates
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒(1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,354,203(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,354,203(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,354,203(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.6%(3)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 92847N103

1.	Names of Reporting Persons. Venrock Entrepreneurs Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒(1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,354,203(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,354,203(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,354,203(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.6%(3)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 92847N103

1.	Names of Reporting Persons. Venrock Management III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒(1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,354,203(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,354,203(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,354,203(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.6%(3)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 92847N103

1.	Names of Reporting Persons. VEF Management III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒(1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,354,203(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,354,203(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,354,203(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.6%(3)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 92847N103

SCHEDULE 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Vitae Pharmaceuticals, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 502 West Office Center Drive, Fort Washington, PA 19034.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Venrock Associates III, L.P. (“VA III”), Venrock Associates (“VA”), Venrock Entrepreneurs Fund III, L.P. (“VEF III”), Venrock Management III, LLC (“VM III”) and VEF Management III, LLC (“VEFM III”) (collectively, the “Reporting Persons”). Schedule I sets forth the information required to be disclosed in the Item 2 with respect to each member of VM III and VEFM III (the “Listed Persons”) in accordance with the provisions of General Instruction C to Schedule 13D.

(b)-(c) The principal business of each of Reporting Persons is that of a venture capital investment business.

The principal business address of each of the Reporting Persons is 3340 Hillview Avenue, Palo Alto, California 94304.

(d)–(e) During the last five years, none of the Reporting Persons named in this Item 2 or the persons set forth on Schedule I has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Venrock Entities is a New York limited partnership and each of the Venrock GPs is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 24, 2014, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-198090) in connection with its initial public offering (the “Offering”) of 6,875,000 shares of Common Stock was declared effective (the “Registration Statement”).

In a number of transactions, VA III, VA and VEF III (collectively, the “Venrock Entities”) acquired shares of the Issuer’s Series A-2 Preferred Stock convertible into an aggregate of 268,520 shares of Common Stock, shares of the Issuer’s Series B Preferred Stock convertible into an aggregate of 1,261,764 shares of Common Stock and shares of the Issuer’s Series C Preferred Stock convertible into an aggregate of 51,586 shares of Common Stock (collectively, the “Pre-IPO shares”). The Pre-IPO shares converted into Common Stock upon the closing of the Offering.

On September 29, 2014, the Venrock Entities purchased an aggregate of 772,333 newly-issued shares of Common Stock (the “IPO Shares”) for an aggregate purchase price of $6,178,664.

The Venrock Entities obtained the amounts required for all purchases of Pre-IPO shares and IPO Shares from capital contributions by their respective partners.

Item 4.	Purpose of Transaction.

Each of Venrock Entities purchased Common Stock of the Issuer for investment purposes. Except as otherwise described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any

CUSIP No. 92847N103

person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

The Reporting Persons are members of a group for purposes of this Schedule 13D.

The information below is based on a total of 17,371,387 shares of Common Stock outstanding as of the date of the event which requires the filing of this statement, as reported in the prospectus filed by the Issuer on September 24, 2014 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended.

(a) VA directly beneficially owns 423,754 shares of Common Stock, or approximately 2.4% of the Common Stock outstanding. VA III directly beneficially owns 1,883,372 shares of Common Stock, or approximately 10.8% of the Common Stock outstanding. VEF III directly beneficially owns 47,077 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding. The Venrock GPs may be deemed to indirectly beneficially own the securities owned by the Venrock Entities.

(b) Each Reporting Person has sole power to vote or to direct the vote of no Common Stock, sole power to dispose of to direct the disposition of no Common Stock, shared power to vote or to direct to vote of 2,354,203 shares of Common Stock and shared power to dispose or to direct the disposition of 2,354,203 shares of Common Stock.

(c) The IPO Shares described in Item 3 hereof were acquired as follows:

Date	Reporting Person	Number of Shares Purchased	Price Per Share
September 29, 2014	VA	139,019	$8.00
September 29, 2014	VA III	617,868	$8.00
September 29, 2014	VEF III	15,446	$8.00

Except as described in Item 3 of this statement and in this Item 5(c), none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lock-up Agreement

The Issuer and each of the Venrock Entities have entered into a lock-up agreement with the underwriters of the Issuer’s initial public offering, pursuant to which they have agreed that they will not offer, sell, contract to sell (including any short sale), pledge, hypothecate, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as

CUSIP No. 92847N103

amended, grant any option, right or warrant for the sale of, purchase any option or contract to sell, sell any option or contract to purchase, or otherwise encumber, dispose of or transfer, or grant any rights with respect to, directly or indirectly, any shares of Common Stock of the Issuer or securities convertible into or exchangeable or exercisable for any shares of Common Stock of the Issuer, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock of the Issuer held immediately prior to the effective date of the Registration Statement for a period of 180 days following the effective date of the Registration Statement, whether any such aforementioned transaction is to be settled by delivery of the Common Stock of the Issuer or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement with respect to such securities.

Amended and Restated Investors’ Rights Agreement

The Issuer and each of the Venrock Entities are parties to that certain Amended and Restated Investors’ Rights Agreement, dated as of October 2, 2007, which is attached as an exhibit to this statement and incorporated by reference herein (the “Investors’ Rights Agreement”). Pursuant to the Investors’ Rights Agreement, the Reporting Persons have been granted registration rights with respect to the Issuer’s Common Stock. Also, pursuant to the Investors’ Rights Agreement, certain stockholders of the Issuer, including the Venrock Entities, agreed to vote in a certain way on certain matters, including with respect to the election of directors, and were granted rights of first offer with respect to future issuances by the Issuer. These agreements with respect to voting and future issuances terminated upon the closing of the Issuer’s initial public offering

Item 7.	Material to be Filed as Exhibits.

Exhibit A. Amended and Restated Investors’ Rights Agreement by and among the Issuer, the investors listed on Schedule A and the holders of Common Stock listed on Schedule B thereto, dated as of October 2, 2007 (Incorporated by reference to Exhibit 4.2 of the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-198090), filed with the Securities and Exchange Commission on August 12, 2014.).

Exhibit B. Form of Lock-Up Agreement, incorporated by reference to Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-198090), filed with the SEC on September 8, 2014.

Exhibit C. Joint Filing Agreement

CUSIP No. 92847N103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10 , 2014

VENROCK ASSOCIATES III, L.P.

	By:	Venrock Management III, LLC

	By:	/s/ David L. Stepp
Authorized Signatory

VENROCK ASSOCIATES

By:	a General Partner

	By:	/s/ David L. Stepp
Authorized Signatory

VENROCK ENTREPRENEURS FUND III, L.P.

	By:	VEF Management III, LLC

	By:	/s/ David L. Stepp
Authorized Signatory

VENROCK MANAGEMENT III, LLC

	By:	/s/ David L. Stepp
Authorized Signatory

CUSIP No. 92847N103

VEF MANAGEMENT III, LLC

By:	/s/ David L. Stepp
Authorized Signatory

CUSIP No. 92847N103

SCHEDULE I

General Partners/Members/Executive Officers

Brian D. Ascher

c/o Venrock Associates

3340 Hillview Avenue

Palo Alto, California 94304

Principal Occupation: Member of Venrock Management III LLC, the general partner of Venrock Associates III, L.P.; Member of VEF Management III LLC, the general partner of Venrock Entrepreneurs Fund III, L.P. Citizenship: USA

Michael C. Brooks

c/o Venrock Associates

3340 Hillview Avenue

Palo Alto, California 94304

Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management III LLC, the general partner of Venrock Associates III, L.P.; Member of VEF Management III LLC, the general partner of Venrock Entrepreneurs Fund III, L.P. Citizenship: USA

Anthony B. Evnin

c/o Venrock Associates

3340 Hillview Avenue

Palo Alto, California 94304

Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management III LLC, the general partner of Venrock Associates III, L.P.; Member of VEF Management III LLC, the general partner of Venrock Entrepreneurs Fund III, L.P. Citizenship: USA

Bryan E. Roberts

c/o Venrock Associates

3340 Hillview Avenue

Palo Alto, California 94304

Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management III LLC, the general partner of Venrock Associates III, L.P.; Member of VEF Management III LLC, the general partner of Venrock Entrepreneurs Fund III, L.P. Citizenship: USA

Michael F. Tyrrell

c/o Venrock Associates

3340 Hillview Avenue

Palo Alto, California 94304

Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management III LLC, the general partner of Venrock Associates III, L.P.; Member of VEF Management III LLC, the general partner of Venrock Entrepreneurs Fund III, L.P. Citizenship: USA

Venrock Management III LLC

3340 Hillview Avenue

Palo Alto, California 94304

Principal Business: A General Partner of Venrock Associates III, L.P. Principal Place of Business: California

CUSIP No. 92847N103

VEF Management III LLC

3340 Hillview Avenue

Palo Alto, California94304

Principal Business: A General Partner of Venrock Entrepreneurs Fund III, L.P. Principal Place of Business: California

CUSIP No. 92847N103

Exhibit C

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13D

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Date: October 10, 2014

VENROCK ASSOCIATES III, L.P.

	By:	Venrock Management III, LLC

	By:	/s/ David L. Stepp
Authorized Signatory

VENROCK ASSOCIATES

By:	a General Partner

	By:	/s/ David L. Stepp
Authorized Signatory

VENROCK ENTREPRENEURS FUND III, L.P.

	By:	VEF Management III, LLC

	By:	/s/ David L. Stepp
Authorized Signatory

VENROCK MANAGEMENT III, LLC

	By:	/s/ David L. Stepp
Authorized Signatory

CUSIP No. 92847N103

VEF MANAGEMENT III, LLC

By:	/s/ David L. Stepp
Authorized Signatory